02036979

Commission file number: 1-10817

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 5-1-02

Second Report for the Month of May 2002

CELLTECH GROUP PLC
(Name of Registrant)

208 Bath Road
Slough
Berkshire
SL1, 3WE
ENGLAND
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.)

The Report contains a copy of the following:

(1) Notification to the London Stock Exchange of Major Interests in Shares, filed on behalf of Fidelity International Limited and its direct and indirect subsidiaries, being non-beneficial holders, dated 16th May 2002.

(2) Press Release, "Celltech Reaches Worldwide Agreement with Amgen on Research, Development and Commercialisation of Novel Treatments for Osteoporosis", dated 17th May 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLTECH GROUP PLC
(Registrant)

By: P. Allen
Peter Allen
Chief Financial Officer

Dated: May 20, 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Celltech Group plc

2. Name of shareholder having a major interest

Fidelity International Limited and its direct and indirect subsidiaries, being non-beneficial holders

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees	2,043,456
Citibank	75,000
Deutsche Bank	24,700
HSBC	48,114
Bank of New York London	79,500
Chase Nominees	131,200
Nortrust Nominees Ltd	315,000
HSBC Client Hldgs Nom (UK) Ltd	4,657,300
Chase Manhattan Bank London	2,628
Northern Trust	254,300
JP Morgan	256,011
Bank of New York London	408,800
Morgan Stanley	178,700
Deutsche Bank	48,400
Citibank	21,200

5. Number of shares / amount of stock acquired

Unknown

6. Percentage of issued class

Unknown

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 50p Shares

10. Date of transaction

14th May 2002

11. Date company informed

16th May 2002

12. Total holding following this notification

8,544,309

13. Total percentage holding of issued class following this notification

3.10%

14. Any additional information

15. Name of contact and telephone number for queries

Anita Dowling (01573) 777106

16. Name and signature of authorised company official responsible for making this notification

Anita Dowling

Date of notification

16/5/02

News Release

CELLTECH

Embargoed for release at 7.00am **17th May 2002**

CELLTECH GROUP PLC

CELLTECH REACHES WORLDWIDE AGREEMENT WITH AMGEN ON RESEARCH, DEVELOPMENT AND COMMERCIALISATION OF NOVEL TREATMENTS FOR OSTEOPOROSIS

Slough, United Kingdom (May 17, 2002) - Celltech Group plc (LSE: CCH; NYSE: CLL) today announced an agreement with Amgen (Nasdaq: AMGN) for the research, development and global commercialisation of novel treatments for osteoporosis, utilising Celltech's proprietary antibody fragment technology.

Osteoporosis is a degenerative bone disease estimated to affect one-third of women aged 60 to 70, and two-thirds of women aged 80 or older. Current treatments primarily halt loss of bone density, but do not reverse the effects of osteoporosis. Through extensive genetic research carried out at its Seattle research centre, Celltech has identified a protein involved in the regulation of bone deposition. It is believed that by inhibiting this protein, known as Sclerostin, with a high affinity antibody fragment, bone loss in osteoporosis patients may be reversed.

Key terms of the agreement are as follows:

- Amgen receives exclusive worldwide rights to develop and market treatments targeting the Sclerostin protein.
- Celltech will be responsible for the identification and engineering of high affinity PEGylated antibody fragments against the Sclerostin protein, using its proprietary antibody fragment technology
- Celltech will pay a proportion of all development costs up until the end of Phase II.
- Amgen will be responsible for worldwide development.
- At the start of Phase III, Celltech has the option to co-invest in late stage development and will then lead promotional activities in the European Union. Amgen will lead promotion in North America and Japan. Alternatively, at Celltech's option, Amgen will become the exclusive licensee for this program and will continue to develop and market products against the Sclerostin protein on a worldwide basis. Celltech would then receive royalties based on sales achieved by Amgen.

The Sclerostin programme is currently in late stage research, involving validation and antibody generation activities. It is currently envisaged that an antibody fragment will be entered into development during 2003.

News Release

CELLTECH

Dr. Peter Fellner, Chief Executive Officer of Celltech, commented, "We are delighted to be working with Amgen, the world's largest and most successful biotechnology company. Amgen's expertise in bone biology, in addition to its marketing and development strengths, will enable Celltech to fully realise the value from this promising programme."

Contacts

Peter Allen	Chief Financial Officer	(44) (0) 1753 534655
Dr. Melanie Lee	Research and Development Director	
Richard Bungay	Director of Corporate Communications	
Jon Coles	Brunswick (London)	(44) (0) 207 404 5959
Katharine Sharkey		
Cindy Leggett-Flynn	Brunswick (New York)	(1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late-stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech's research and development activities are focused on treatments for immune and inflammatory disorders and cancer, and encompass both antibody and small molecule approaches. Celltech has a leading position in antibody therapeutics, including its proprietary antibody fragment microbial expression system, which is being employed in four of its current development programmes. More information about Celltech can be found at www.celltechgroup.com.

Notes for Editors

Osteoporosis

Osteoporosis is a degenerative bone disease estimated to affect one-third of women aged 60 to 70, and two-thirds of women aged 80 or older. Osteoporosis is characterised by a breakdown in the bone matrix and demineralisation of bones, leading to the bones becoming fragile and more likely to break. If left untreated, osteoporosis can progress painlessly until a bone breaks. These fractures occur typically in the hip, spine, and wrist. Any bone can be affected, but of special concern are fractures of the hip and spine. A hip fracture usually requires hospitalisation and major surgery, and can impair ability to walk unassisted and may cause prolonged or permanent disability or even death. Spinal or vertebral fractures also have serious consequences, including loss of height, severe back pain, and deformity.

News Release

CELLTECH

Discovery of Sclerostin protein

Celltech has been working with academic researchers to study a rare Afrikaner population who have extremely high bone density, known as sclerosteosis. These individuals suffer excess bone formation during their lifetime, resulting in bones that are extremely strong. Using an approach termed the "Genetic Disorder as a Drug Surrogate", it was proposed that understanding the mechanism for the strong bone formation observed in sclerosteosis patients would provide insights into building new bone for patients afflicted with osteoporosis, whose bones are fragile. The goal was to discover the genetic defect that resulted in excessive bone formation and apply this knowledge to design therapeutics that would help build new bone in osteoporosis sufferers.

In a painstaking process, Celltech's researchers compared the DNA of affected families with that of non-affected families. Using genomic techniques, the genetic defect in sclerosteosis was mapped to a single chromosome. Further analysis identified a single mutation amongst 3 billion base pairs. This defect, which leads to premature termination of a protein known as Sclerostin, triggers bone deposition in patients. It is believed that controlling Sclerostin with a therapeutic entity, such as a high-affinity antibody fragment, could be a valuable new treatment for osteoporosis.

Antibody fragment technology

Celltech has developed a proprietary technology for the production of novel antibody-based drugs. Traditional antibody approaches use whole antibodies, produced in mammalian cell culture systems, which have been associated with significant capacity constraints. Celltech uses fragments of antibodies (FAb's), which can be produced in traditional microbial systems. These systems can be run at a higher throughput and scale than mammalian cell culture systems, leading to significant production advantages. Using proprietary technology, these antibody fragments are conjugated site-specifically to polyethylene glycol (PEG), which substantially increases the circulating half life of the antibody fragments. These FAb-PEG entities retain the activity and half-life of the whole antibody, and have increased solubility, which should allow infrequent dosing by small volume subcutaneous injection.

News Release

CELLTECH